NUVEEN INVESTMENT TRUST V

NOTICE OF CONTINUANCE OF INVESTMENT SUB-ADVISORY AGREEMENT

WHEREAS, Nuveen Fund Advisors, LLC, a Delaware limited liability company (the “Manager”) and Winslow Capital Management, LLC, a Delaware limited liability company (the “Sub-Adviser”) have entered into Sub-Advisory Agreements, pursuant to which the Sub-Adviser furnishes investment advisory services to various series of Nuveen Investment Trust V as listed on attached Schedule A; and

WHEREAS, pursuant to the terms of the Agreement, the Agreement shall continue in force from year to year after the initial effective period, provided that such continuance is specifically approved for each Portfolio (as defined in the Agreement) at least annually in the manner required by the Investment Company Act of 1940 and the rules and regulations thereunder.

NOW THEREFORE, this Notice memorializes between the parties that the Board of Trustees of Nuveen Investment Trust V, including the independent Trustees, at a meeting called in part for the purpose of reviewing the Agreement, have approved the continuance of the Agreement with respect to each Portfolio until August 1, 2019, in the manner required by the Investment Company Act of 1940.

Dated as of July 24, 2018

NUVEEN FUND ADVISORS, LLC

By:	/s/ Gifford R. Zimmerman
Managing Director

ATTEST:

/s/ Virginia O’Neal

WINSLOW CAPITAL MANAGEMENT, LLC

By:	/s/ Laura J. Hawkins
Its:	Managing Director, CAO & CCO

ATTEST:

/s/ Derek M. Ciernia

SCHEDULE A TO SUB-ADVISORY AGREEMENT RENEWAL

AGREEMENTS BETWEEN NUVEEN FUND ADVISORS, LLC AND

WINSLOW CAPITAL MANAGEMENT, LLC

Fund in Nuveen Investment Trust V	Date of Contract	Date of Renewal

Nuveen Multi-Asset Income Fund	9-26-16	8-1-18
Nuveen Multi-Asset Income Tax-Aware Fund	9-26-16	8-1-18